                                                                      EXHIBIT 37




                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE NORTHERN DISTRICT OF TEXAS
                              FORT WORTH DIVISION




UNION PACIFIC RESOURCES GROUP
INC. and RESOURCES NEWCO, INC.

Plaintiffs,                                  NO. 4-97-CV: 509-Y
vs.

PENNZOIL COMPANY,

     Defendant.

                      PLAINTIFFS' SECOND AMENDED COMPLAINT

     Pursuant to Rule 15(a) of the Federal Rules of Civil Procedure, Plaintiffs Union Pacific Resources Group Inc. and Resources Newco, Inc. ("Newco") file their Second Amended Complaint seeking declaratory and injunctive relief arising out of an offer to purchase shares of Defendant Pennzoil Company's stock.

                                  The Parties

     1. Plaintiff Union Pacific Resources Group Inc. is a corporation organized and existing under the laws of the State of Utah with its principal place of business in Fort Worth, Texas. Union Pacific Resources Group Inc. and its affiliates engage primarily in the exploration, development and production of natural gas, natural gas liquids and crude oil in the United States and Canada.

     2. Plaintiff Newco is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Fort Worth, Texas. As a wholly-owned subsidiary of Union Pacific Resources Group Inc., Newco was recently



PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 1
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organized for purposes of making the Tender Offer and consummating the Merger described and alleged below.

     3. Defendant Pennzoil Company ("Pennzoil") is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Houston, Texas. It may be served with summons by serving its registered agent, CT Corporation Systems at 811 Dallas, Houston, Texas 77002. Pennzoil is an energy company engaged primarily in oil and gas exploration and production, in processing, refining and marketing of oil and motor oil and refined products and in fast automotive oil change operations.

     4. Pennzoil's common stock is registered pursuant to Section 12(b) of the Exchange Act, 15 U.S.C. ss. 781(b), and is listed and traded on the New York Stock Exchange. According to Pennzoil's Annual Report for the fiscal year ended December 31, 1996, there were 46,839,557 shares of Pennzoil common stock outstanding with a par value of 83 1/3 cents per share.

                             Jurisdiction and venue

     5. This action arises under Sections 14(d), 14(e) and 28 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. ss.ss. 78n(d), 78n(e) and 78bb, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("S.E.C."), 17 C.F.R. ss.ss. 240.14d-1 et seq. It also arises under the Declaratory Judgment Act, 28 U.S.C. ss. 2201.

     6. This Court has subject matter jurisdiction pursuant to:

     a) Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa, because this action is brought to declare and to


PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 2
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          enforce rights and duties created by the Exchange Act and regulations thereunder;

     b) 28 U.S.C. ss. 1331, because the matter in controversy arises under the Constitution and the laws of the United States; and

     c) 28 U.S.C. ss. 1337(a), because the action arises under the Exchange Act, and Act of Congress regulating commerce.

     7. Venue is proper in the Northern District of Texas pursuant to 15 U.S.C. ss. 78aa because Pennzoil is and can be found in the district, because Pennzoil is an inhabitant of and/or transacts business in this district, and because some or all of the acts or transactions which are, or could be alleged to constitute, a violation of the Exchange Act occurred in this district.

                                The Tender Offer

     8. On June 23, 1997, immediately prior to the filing of this action, Plaintiff Newco announced a tender offer (the "Tender Offer") for 50.1% of the issued and outstanding shares of Pennzoil common stock that it and Union Pacific Resources Group Inc. do not already own. The Tender Offer is being made to all Pennzoil stockholders throughout the United States and elsewhere. The Tender Offer is being made at a price of $84.00 per share, a substantial premium to the market price of Pennzoil common stock prior to commencement of the Tender Offer. The Tender Offer and related merger will constitute a major transaction in interstate commerce, representing a commitment of approximately six billion, four hundred million dollars. The Tender Offer, if successful, will be followed by a second-step merger (the "Merger") pursuant to which each remaining share of Pennzoil stock will be converted into shares of Union Pacific Resources Group Inc. stock, designed to


PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 3
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have a value of $84 per share subject to the terms of a definitive merger agreement to be entered into.

     9. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers - the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. ss.ss. 78n(d), (e), and in the rules and regulations promulgated thereunder by the S.E.C. In connection with the Tender Offer, a
Schedule 14D-1 has been filed with the S.E.C. pursuant to Section 14(d)(1)d of the Exchange Act and Rule 14d-3 promulgated thereunder. (A true and correct copy of the Schedule 14D-1 is appended to Plaintiffs' First Amended Complaint as Union Pacific Resources Group Exhibit 1. It is incorporated as if set forth fully herein.)

                                Nature of Relief

     10. The Williams Act referred to in paragraph 9 herein was enacted by Congress to provide a comprehensive uniform national system regulating all aspects of interstate cash tender offers. Congress thereby recognized that tender offers served beneficial economic functions by, among other things, providing investors with an opportunity to sell their shares at advantageous premiums over prevailing market prices.

     11. The Williams Act reflects the intent of Congress that the success or failure of tender offers for the shares of publicly traded corporations should be left to the free and informed investment judgment of the marketplace and not be held hostage to self-serving efforts of entrenched senior management seeking to preserve their positions and substantial corporate


PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 4
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perquisites. The Williams Act therefore establishes even-handed regulation that favors neither the offeror nor the incumbent management of the company to whom a tender offer has been made.

     12. It is also a purpose of the Williams Act to promote informed decisions by shareholders concerning the desirability and adequacy of a tender offer. The Williams Act therefore requires that stockholders promptly be given all material information with respect to a tender offer so that they may make their investment decisions in possession of full and complete information.

     13. To implement those objectives, Section 14(d) of the Exchange Act, 15 U.S.C. ss. 78n(d), and the rules and regulations promulgated thereunder by the S.E.C. require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, any past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

     14. Section 14(d) and Rule 14d-9 promulgated thereunder, 17 C.F.R. ss. 240.l4d- 9, regulate solicitations or recommendations made by "subject", or "target" companies in response to a tender offer. Under Rule 14d-9, no such solicitation or recommendation is permitted unless prior thereto, the target company has filed with


PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 5
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the S.E.C. and delivered to the offeror a Schedule 14D-9 containing certain specified information, including, among other things, the nature of the solicitation or recommendation, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or its officers and directors.

     15. In addition, Section 14(e) of the Exchange Act, 15 U.S C. ss. 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer. . . ." Plaintiffs have not violated this provision.

     16. In connection with the Tender Offer, Newco has filed a Schedule 14D-1 with the S.E.C. and is in the process of disseminating to Pennzoil's stockholders an offer to purchase containing all material information required by applicable law to be disclosed. That offer is more than fair and is plainly in the best interests of Pennzoil's stockholders.

     17. Notwithstanding, senior management of corporations to which such offers are made, such as the management of Pennzoil, frequently, if not invariably, resist unsolicited tender offers, even tender offers which are fairly and attractively priced and in the best interests of shareholders. In order to entrench themselves in office, it is typical for such management to cause the target corporation to commence litigation against the bidder and

PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 6
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others challenging, among other things, the legal sufficiency of the disclosures made by the bidder in its tender offer documents under Sections 14(d) and 14(e) of the Exchange Act and applicable S.E.C. regulations.

     18. Pennzoil's officers and directors previously signaled, in unmistakable terms, that they will seek to delay and resist the Tender Offer and Merger by any and every conceivable means, all in order to preserve their positions and substantial corporate perquisites. Their efforts in this respect now include causing Pennzoil to commence baseless litigation against Plaintiffs under the provisions of the federal securities laws regulating tender offers and acquisition efforts and, subsequently, filing a Schedule l4D-9 which in part, is false and/or misleading.

     19. In hopes of working with Pennzoil management, Union Pacific Resources Group Inc. management contacted Pennzoil management on several occasions in an effort to initiate discussions concerning a negotiated "friendly" business combination of Pennzoil by Union Pacific Resources Group Inc. Most recently, in a letter dated June 10, 1997, Union Pacific Resources Group Inc. proposed such a transaction at a substantial premium to the market price of Pennzoil common stock, i.e., $80 per share payable in a combination of cash and stock of Union Pacific Resources Group Inc. (the "June 10 proposal"). Those efforts, like the Tender Offer and Merger, are fully consistent with a representation made by James L. Pate, the Chairman of the Board, President and Chief Executive Officer of Pennzoil, that combining Union Pacific Resources Group Inc. and Pennzoil would result in "the premier exploration and production



PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 7
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company in the world." Although the business justifications cited by Pennzoil for such a combination are at least as strong now as they were when Pennzoil itself proposed such a deal in 1995, Pennzoil has rebuffed and rejected Union Pacific Resources Group Inc.'s efforts to discuss such a transaction, including the June 10 proposal, stating that the Board of Directors of Pennzoil had determined that Pennzoil should remain an independent, publicly-held company and that the board was not interested in any acquisition proposal from Union Pacific Resources Group Inc.

     20. Indeed, on the very same day the Tender Offer was announced, Pennzoil began to solicit and recommend against the Tender Offer, even though it had filed no Schedule 14D-9. Specifically, on June 23, 1997, an Associated Press release (the "A.P. Release") reported that a Pennzoil spokesperson, referring to the June 10 proposal and the Tender Offer, stated, among other things, that "[t]he [Pennzoil] board had discussed an offer that was essentially this same offer last week and turned it down." (A true copy of the A.P. Release is appended to Plaintiffs' First Amended Complaint as Union Pacific Resources Group Exhibit 2. It is incorporated as if set forth fully herein.)

     21. This statement was calculated and designed to convey, and did convey, to Pennzoil stockholders and the investing public that Pennzoil would oppose the Tender Offer and was calculated and designed to influence Pennzoil stockholders to reject it, as well.

     22. The foregoing June 23 statement by Pennzoil was also materially false and misleading. The Tender Offer and Merger are


PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 8
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substantially different from, and indeed are much more attractive to Pennzoil stockholders than, the June 10 proposal. In the June 10 proposal, Union Pacific Resources Group Inc. proposed acquiring all of the outstanding shares of Pennzoil at $80 per share, with the $80 consideration to consist of a combination of cash and Union Pacific Resources Group Inc. stock with no specified exchange ratio. The Tender Offer is priced at $84 per share in cash for a majority of the outstanding shares of Pennzoil stock, and the Merger as proposed by Union Pacific Resources Group Inc. has a specifically structured "floating" exchange ratio designed to deliver to Pennzoil stockholders $84 worth of Union Pacific Resources Group Inc. stock for each remaining share of Pennzoil stock. Under this ratio, each remaining Pennzoil share will be exchanged for a number of Union Pacific Resources Group Inc. shares determined, within a pricing collar of $25 to $30, by dividing $84 by the average of the closing prices of Union Pacific Resources Group Inc. common stock for the 20 trading days ending five days prior to the meeting of Pennzoil stockholders called for the purpose of voting on the Merger. If such exchange ratio price is less than $25 or greater than $30, the exchange ratio will be fixed at 3.36 shares, or 2.80 shares, respectively, of Union Pacific Resources Group Inc. stock.

     23. In light of the fact that the Tender Offer and Merger would provide to Pennzoil stockholders approximately $200 million more collectively than they would have received under the June 10 proposal, it is not only materially false and misleading but absurd for Pennzoil to have publicly stated that the Tender

PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 9
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Offer and Merger are "essentially [the] same offer" as the June 10 proposal.

     24. On July 1, 1997, Pennzoil filed a Schedule 14D-9 with the SEC(1) and issued a press release announcing that its Board of Directors had decided to recommend that Pennzoil stockholders reject the Tender Offer. The Schedule 14D-9, which contains a laundry list of purported justifications for the Board's recommendation, is materially false and/or misleading in numerous respects.

     25. More specifically, Pennzoil's Schedule 14D-9 contains a series of false and/or materially misleading statements concerning the future value of Pennzoil Common Stock:

          a. Although the Schedule 14D-9 states that the Pennzoil Directors have concluded that the Tender Offer does not reflect the "long-term values inherent" Pennzoil, the Schedule 14D-9 fails to disclose any amount or range of any such values or when such values can be expected to be realized by Pennzoil stockholders.

          b. Although the Schedule 14D-9 refers to the Board's consideration of presentations by Pennzoil management concerning Pennzoil's prospects for "future growth, profitability and share price appreciation, as reflected in Pennzoil's strategic plan," the
               Schedule 14D-9 fails to disclose any specific or meaningful

--------------------
     (1) Plaintiffs incorporate a true copy of the Schedule 14D-9 filed by Pennzoil with the SEC as if set forth fully herein.



PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 10
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               information concerning that supposed plan or those supposed prospects for future growth, profitability and share price appreciation, including the amount or range thereof and when such profitability and share price appreciation can be expected to be realized by Pennzoil stockholders.

          c. Although the Schedule 14D-9 states that the Board believes that pursuit of Pennzoil's strategic plan would produce greater "long-term value for stockholders" than the $84 per share Tender Offer and Merger, the Schedule 14D-9 fails to disclose any meaningful information concerning such value, including the amount thereof and when any such value can be expected to be realized by Pennzoil stockholder.

          d. Indeed, the Schedule 14D-9 adds insult to injury in respect to inherent value, long-term value and future share price appreciation because Pennzoil flatly - and falsely - denies in the Schedule 14D-9 that Mr. Pate stated to Mr. Messman in 1997 that Pennzoil Common Stock could trade between $80 - $100 per share in four to five years if Pennzoil's strategic plan were implemented successfully. In truth and fact, Mr. Pate said just that, and the $84


PLAINTIFFS' SECOND AMENDED COMPLAINT                                    Page 11
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               per share Tender Offer and Merger represent substantially better value today than the present value of the $80 - $100 per share in four to five years forecast by Mr. Pate if Pennzoil's strategic plan is successful.

          e. The Schedule 14D-9 states that the first quarter 1997 results are much higher than first quarter 1996 results, representing the sixth consecutive quarter of year-on-year improvement, but fails to disclose that higher oil and gas prices, something over which Pennzoil has no control, were responsible for a significant portion of the supposed improvement.

          f. The Schedule 14D-9 also states that 1996 earnings were 134 million dollars higher than 1995, but fails to disclose that increased earnings were largely a result of non-operational factors such as an extraordinary gain from property sales and from the impact of higher product prices.

          g. The Schedule 14D-9 states that the per barrel operating costs and finding and development costs have been reduced from 1993 to 1996, but does not disclose any of the costs in intervening years, nor the methods which have been used to calculate these costs. The Schedule


PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 12
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               14D-9 also fails to disclose Pennzoil's finding and development costs without revisions and acquisitions, which is the truest measure of ability to find oil and gas through drilling.

          h. The Schedule 14D-9 fails to disclose the fact that Pennzoil's production and reserves have been declining during the same period that Pennzoil allegedly has reduced per barrel operating and finding and development costs.

          i. Although the Schedule 14D-9 makes numerous references to Pennzoil's international oil and gas reserves, it fails to disclose the net reserves which Pennzoil has booked, or expects to book and instead refers to gross, unrisked. unproven reserve potential on fields in which Pennzoil has small interests. This creates the false and misleading impression that Pennzoil's reserve potential is many times what in fact is currently, or might possibly be.

          j. The Schedule l4D-9 fails to disclose the terms of Pennzoil's "capital carry" provision in the 1996 sale of part of its interest in the ACG Field in Azerbaijan, and also fails to disclose the impact such provision will have on

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 13
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               its remaining share of production after production begins in
               1997.

          k. The Schedule 14D-9 states that Pennzoil's domestic and international oil and gas initiatives have a reasonable probability of at least doubling Pennzoil's proved reserves within the next three to five years, but fails to disclose how those estimates are made or will be accomplished.

     26. In attempting to justify the Pennzoil Directors' determination to recommend rejection of the Tender Offer, the Schedule 14D-9 contains other materially false and misleading statements, including the following:

          a. The Schedule 14D-9 states that by virtue of the Tender Offer and Merger, UPR is seeking to usurp for itself Pennzoil's future growth and revenues, net income and cost flow, but fails to disclose that the Merger is premised on and would result in a substantial and continuing equity interest on the part of existing Pennzoil stockho1ders in a combined Pennzoil and UPR.

          b. Although the Schedule l4D-9 refers to "potential material adverse effects" of the Tender Offer and Merger on Pennzoil's rights under certain domestic and international joint venture agreements and other contracts, it

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 14
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               fails to identify such joint ventures or other contracts and fails to disclose the nature and amount of, or reason for, any such potential material adverse effect.

          c. The Schedule 14D-9 falsely states that "uncertainty" exists as to Union Pacific Corporation's disclosure to the IRS in relation to its 1996 spin-off of URC and that such uncertainty raises "the possibility" that the IRS could revoke or challenge a revenue ruling it issued in respect of that spin-off. In truth and fact, there is no such uncertainty or possibility.

          d. The Schedule 14D-9 discloses that the Tender Offer has had a "preclusive effect" on a potential negotiated acquisition being explored by Pennzoil involving a large exploration and production company, but fails to reveal any information concerning this supposed potential acquisition, including the identity of the other enterprise involved, and why the Tender Offer and Merger would preclude any such transaction.

          e. Although the Schedule 14D-9 discloses that in response to the Tender Offer the Pennzoil Board has adopted new employee severance and benefit arrangements, and fails to disclose

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 15
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               any information concerning the costs of those arrangements.

          f. The Schedule 14D-9 discloses that Pennzoil is involved in various international projects in places such as Azerbaijan and Qatar, but fails to disclose the high-risk nature of those projects which are subject to local political considerations, and also fails to disclose whether Pennzoil, which already is highly leveraged, has sufficient capital or funding available to pursue those projects.


                                   COUNT ONE
                                   ---------
                            (For Declaratory Relief)

     27. Plaintiffs repeat and reallege the above paragraphs as if fully set forth herein.

     28. The Declaratory Judgment Act, 28 U.S.C. ss. 2201, provides that "[i]n a case of actual controversy within its jurisdiction, . . . any court of the United states, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration. . . ." Plaintiffs Union Pacific Resources Group Inc. and Newco are
entitled to a declaratory judgment that the Tender Offer which they have commenced, is proper and complies with all applicable securities laws, rules or regulations.

     29. Although the Tender Offer and Merger are fairly and attractively priced, Pennzoil has formally rejected the Tender Offer and is attempting to defeat the Tender Offer by filing suit


PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 16
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attacking the Tender Offer in federal court in Delaware claiming that filings made by Plaintiffs in conjunction therewith violate applicable federal securities laws and regulations. Plaintiffs reasonably expect that Pennzoil is taking and will continue to take every available measure to thwart or delay Plaintiffs' lawful attempts to consummate the Tender Offer. Thus, there is a substantial controversy between parties having adverse interests, Plaintiffs on the one hand, and Pennzoil on the other hand, which are of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

     30. In the absence of declaratory relief, Plaintiffs will suffer irreparable harm. Through the course of action that Pennzoil has pursued to date, Pennzoil apparently intends to defend against the Tender Offer by, among other things, filing false claims designed to delay or ultimately defeat consummation of the Tender Offer and Merger. A declaratory judgment that the
Schedule 14D-1 and Tender Offer comply with all applicable securities laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer, and permitting an otherwise lawful transaction to proceed.

     31. Plaintiffs therefore request pursuant to the Federal Declaratory Judgment Act, 28 U.S.C. ss.ss. 2201-2202, that this Court enter a declaratory judgment that the disclosure documents which have been filed with the S.E.C. by Plaintiffs and which have been disseminated to Pennzoil stockholders in connection with the Tender Offer comply fully with all applicable provisions of law.

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 17

                                   COUNT TWO
                                   ---------
            (For Violation of Section 14(d) of the Exchange Act and
                       Rule 14d-9 Promulgated Thereunder)


     32. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

     33. Rule 14d-9, 17 C.F.R. ss. 240.14d-9, promulgated by the S.E.C. pursuant to Section 14(d) of the Exchange Act, prohibits the target company and its employees from making any solicitation or recommendation concerning a tender offer to the target company stockholders unless, as soon as practicable on the date any such solicitation or recommendation is made, a Schedule 14D-9 is filed with the S.E.C. and a copy is delivered to the offeror The Schedule 14D-9 must contain the information set forth in Rule 14d-9, including, among other things, the nature of the solicitation or recommendation, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or by its officers and directors.

     34. In violation of Section 14(d) and Rule 14d-9, on June 23, 1997, Pennzoil made a solicitation and recommendation against the Tender Offer in the A.P. Release, without having first filed with the S.E.C. or delivered to Plaintiffs a Schedule 14D-9.

     35. In further violation of Section 14(d) and Rule l4(d), the Schedule 14D-9 filed by Pennzoil with the SEC on July 1, 1997 contains material misstatements and omissions as set forth in paragraphs 25 and 26 hereof.

     36. By reason of the foregoing, Plaintiffs, Pennzoil stockholders and the investing public have been and are being

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 18
irreparably harmed in that they are being deprived of, and/or misled as to, important information required to be publicly, accurately and fully disclosed by Pennzoil under applicable law, and Pennzoil stockholders and the investing public are being misled by materially false information disseminated by Pennzoil.

     37. Plaintiffs have no adequate remedy at law.


                                  COUNT THREE
                                  -----------
              (For Violation of Section 14(e) of the Exchange Act)


     38. Plaintiffs repeat and reallege the above paragraphs as if fully set forth herein.

     39. The A.P. Release was materially false and misleading, in violation of
Section 14(e), in that it falsely characterized the Tender Offer and Merger as "essentially [the] same offer" made in Union Pacific Resources Group Inc.'s June 10 proposal and rejected by Pennzoil the previous week. In truth and in fact, the Tender Offer and Merger are substantially more attractive to Pennzoil stockholders than the business combination proposed by Union Pacific Resources Group Inc. in the June 10 proposal, and would provide Pennzoil stockholders approximately $200 million more collectively than they would have received under the June 10 proposal. Among other things, the Tender Offer is priced at $84 per share in cash for a majority of outstanding Pennzoil shares, and the Merger includes a specifically structured exchange ratio designed to deliver $84 worth of Union Pacific Resources Group Inc. stock for each remaining share of Pennzoil stock -- $4 per share more than the consideration proposed in the June 10 proposal.

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 19

     40. In further violation of Section 14(e) of the Exchange Act, the
Schedule 14D-9 contains material misstatements or omissions, as set forth in paragraphs 25 and 26 hereof.

     41. By reason of the foregoing, Plaintiffs, Pennzoil stockholders and the investing public have been and are being irreparably harmed in that they are being deprived of, and/or misled as to, important information required to be publicly, accurately and fully disclosed by Pennzoil under applicable law, and Pennzoil stockholders and the investing public are being misled by materially false information disseminated by Pennzoil.

     42. Plaintiffs have no adequate remedy at law.

     WHEREFORE, Plaintiffs Union Pacific Resources Group Inc. and Newco respectfully request that this Court enter a judgment:

          i) declaring that Plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, Sections 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or relations deemed or claimed to be applicable to the Schedule 14D-l and Tender Offer;

          ii) compelling Pennzoil to comply with the requirements of the Exchange Act, and compelling Pennzoil to file immediately complete and accurate statements on Schedule 14D-9 with respect to the A.P. Release;

          iii) Compelling Pennzoil to comply with the requirements of the Exchange Act, and compelling Pennzoil to file immediately an amended
     Schedule 14D-9 which is complete and accurate and which corrects the misleading and untrue statements in its Schedule 14D-9;

          iv) preliminarily and permanently enjoining Pennzoil, its agents, employees and anyone acting on its behalf, from making any false or misleading statements in respect of the Tender Offer; and

          v) awarding the Plaintiffs their reasonable and necessary attorneys' fees together with all costs of court.

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 20
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/s/ Ralph H. Duggins
----------------------
RALPH H. DUGGINS                                                   DEE J. KELLY
State Bar No. 06183700                                   State Bar No. 11217000
ESTIL VANCE, JR.                                                E. GLEN JOHNSON
State Bar No. 20479000                                   State Bar No. 10709500
S. G. JOHNDROE, III                                          DONALD E. HERRMANN
State Bar No. 10674000                                   State Bar No. 09541300
Cantey & Hanger, L.L.P.                                     TIMOTHY J. VAN MEIR
2100 Burnett Plaza                                       State Bar No. 00794781
801 Cherry Street                                   Kelly, Hart & Hallman, P. C.
Fort Worth, Texas 76102                             201 Main Street, Suite 2500
(817) 877-2800                                          Fort Worth, Texas 76102
(817) 577-2807 - Fax                                             (817) 332-2500
                                                           (817) 878-9260 - Fax
JACK O'NEILL
State Bar No. 15288500
JESSE R. PIERCE
State Bar No. 15995400
Clements, O'Neill, Pierce
& Nickens
1000 Louisiana, Suite 1100
Houston, Texas 77002-5009
(713) 654-7600
(713) 654-7690 - Fax

                            ATTORNEYS FOR PLAINTIFFS

DATED: July 11, 1997

PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 21

                             CERTIFICATE OF SERVICE

     I hereby certify that a true and correct copy of the above and foregoing pleading has been properly served on Robin C. Gibbs, Charles F. Richards and David E. Keltner by fax on this 11th day of July, 1997.



                                   /s/ Ralph H. Duggins
                                   ---------------------
                                   RALPH H. DUGGINS





PLAINTIFFS' SECOND AMENDED COMPLAINT                                   PAGE 22